UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-40267
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Virgin Orbit Holdings, Inc.
(Exact name of registrant as specified in its charter)
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4022 E. Conant St.
Long Beach, California 90808
(562) 388-4400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock, par value $0.0001 per share
Warrants to purchase common stock
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 0*
*    As previously disclosed, on April 4, 2023, Virgin Orbit Holdings, Inc. (the “Company”) and its domestic subsidiaries (together with the Company, the “Debtors”) commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Court”). On July 31, 2023, the Court entered an order confirming the Fifth Amended Joint Chapter 11 Plan of Virgin Orbit Holdings, Inc. and its Debtor Affiliates Under Chapter 11 of the Bankruptcy Code, dated July 31, 2023 (as amended, modified, or supplemented from time to time, the “Plan”). On August 2, 2023 (the “Effective Date”), the Debtors filed a Notice of Effective Date with the Court and the Plan became effective in accordance with its terms. As of the Effective Date, and in accordance with the Plan, all outstanding shares of common stock of the Company were canceled and extinguished.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Virgin Orbit Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Virgin Orbit Holdings, Inc.

Date:	August 2, 2023	By:	/s/ Dan Hart
Name: Dan Hart
Title: Authorized Signatory